

March 31, 2023

Stefano Gaggini
Senior Vice President and Chief Financial Officer
Schnitzer Steel Industries, Inc.
299 SW Clay Street, Suite 350
Portland, OR 97201

> **Re: Schnitzer Steel Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2022**
>   **Filed October 24, 2022**
>   **File No. 000-22496**

Dear Stefano Gaggini:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 51

1.   We note that you adjust for charges for legacy environment matters and business development costs in calculating your non-GAAP measures. In light of the fact that these adjustments are being made for all periods presented, your business growth strategy, and the industry and regulatory environment in which you operate in, please tell us why you believe these are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services